UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

58.com Inc.
(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

April 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.0001 per share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 31680Q104	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore 58 Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore Fund Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON General Atlantic Singapore Interholdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 31680Q104	SCHEDULE 13D	Page 13 of 19

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,150,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,150,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 31680Q104	SCHEDULE 13D	Page 14 of 19

Item 1.    Security and Issuer.

This Amendment No. 1 to Schedule 13D (as so amended, the “Statement”) is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on June 23, 2017, and relates to the Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China.

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “WUBA.”  The Reporting Persons (as defined below) directly own only ADSs and do not directly own any Class A Ordinary Shares.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act.  The members of the group are:

(i)	General Atlantic Singapore 58 Pte. Ltd., a Singapore company (“GAS 58”);

(ii)	General Atlantic Singapore Fund Pte. Ltd., a Singapore company (“GASF”);

(iii)	General Atlantic Singapore Interholdco Ltd. (formerly known as General Atlantic Singapore Fund Interholdco Ltd.), a Bermuda exempted company (“GAS Interholdco”);

(iv)	General Atlantic Partners (Bermuda) III, L.P., a Bermuda exempted limited partnership (“GAP Bermuda III”);

(v)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);

(vi)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);

(vii)	GAP (Bermuda) Limited, a Bermuda exempted company (“GAP (Bermuda) Limited”);

(viii)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(ix)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(x)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(xi)	GAP Coinvestments V, LLC, a Delaware limited liability company (“GAPCO V”); and

(xii)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”).

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda III, GAP Bermuda IV, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.”

The principal address of each of the Reporting Persons (other than GAS 58 and GASF) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The principal address of each of GAS 58 and GASF is Asia Square Tower 1, 8 Marina View, #41-04, Singapore 018960.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GAS 58 is a wholly owned subsidiary of GASF. The majority shareholder of GASF is GAS Interholdco. The members of GAS Interholdco that share beneficial ownership of the ADSs held of record by GASF are the GA Funds. The general partner of GAP Bermuda III and GAP Bermuda IV is GenPar Bermuda, and the general partner of GenPar Bermuda is GAP (Bermuda) Limited. GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V and the general partner of GAPCO CDA. There are eight members of the management committee of GA LLC (the “GA Management Committee”) as of the date hereof. The members of the GA Management Committee are also the members of the management committee of GAP (Bermuda) Limited. Each of the members of the GA Management Committee disclaims ownership of the ADSs except to the extent he or she has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Management Committee is as a managing director of GA LLC. The present principal occupation or employment of each of the directors of GASF and GAS Interholdco is set forth on Schedule A.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 15 of 19

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following:

This Statement is not being made as a result of any particular acquisition or disposition of ADSs by the Reporting Persons.

The descriptions of the Exclusivity Letter (as defined below) and the Updated Proposal (as defined below) under Item 4 is incorporated herein by reference in their entirety.

Item 4.    Purpose of Transaction.

Item 4 is amended and replaced with the following:

The Reporting Persons acquired the ADSs reported herein between June 8, 2017 and June 30, 2017 for investment purposes. The Reporting Persons expect that they will, from time to time, review their investment position in the ADSs or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the ADSs or the Class A Ordinary Shares. The Reporting Persons may, from time to time, and subject to the agreements disclosed in Item 4 and Item 6 below, make additional purchases of ADSs or Class A Ordinary Shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the ADSs or the Class A Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide, subject  to the agreements disclosed in Item 4 and Item 6 below, to hold or dispose of all or part of their investments in the ADSs or Class A Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the ADSs or Class A Ordinary Shares.

On April 30, 2020 GASF, Mr. Jinbo Yao (the “Founder”), Warburg Pincus Asia LLC, and Ocean Link Partners Limited (collectively, the “Initial Consortium Members”), entered into an Exclusivity Letter (the “Exclusivity Letter”) pursuant to which the Initial Consortium Members agreed, to (a) submit the Updated Proposal, (b) act in good faith to pursue the Proposed Transaction in accordance with that Consortium Agreement (as defined below) and (c) during the period of ninety (90) calendar days after the date of the Exclusivity Letter to use their good faith efforts to enter into an agreement (the “Consortium Agreement”), along with any other parties thereto, to deal exclusively with each other in pursuing the Proposed Transaction (as defined below) and to cooperate and participate in the negotiation of the terms of definitive documentation in connection with the Proposed Transaction. A copy of the Exclusivity Letter is attached hereto as Exhibit 99.2, and incorporated by reference herein in its entirety.

On April 30, 2020, GASF and the other Initial Consortium Members delivered a proposal to the Company (the “Updated Proposal”) expressing their interest in participating in the transaction initially proposed by Ocean Link Partners Limited in the preliminary non-binding proposal letter dated April 2, 2020 (which is included as Exhibit A to Exhibit 99.1 of the Form 6-K filed by the Company on April 3, 2020), to acquire all of the outstanding ordinary shares of the Company, including Class A Ordinary Shares represented by ADSs, for US$27.50 in cash per Class A Ordinary Share or Class B Ordinary Shares, or US$55.00 in cash per ADS (in each case other than those ADSs or ordinary shares that may be rolled over in connection with the proposed transaction) (the “Proposed Transaction”). Neither the Company nor GASF is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation. A copy of the Updated Proposal is attached hereto as Exhibit 99.3, and incorporated by reference herein in its entirety.

If the Proposed Transaction is completed, the Company’s ADSs will be delisted from the New York Stock Exchange, and the Company’s obligation to file periodic reports under the Exchange Act will terminate.  In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 16 of 19

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced with the following:

(a)          As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 7,150,000 ADSs representing  14,300,000 underlying Class A Ordinary Shares, or approximately 5.6% of the Company’s issued and outstanding Class A Ordinary Shares based on 254,496,649 Class A Ordinary Shares issued and outstanding as of March 31, 2020, as reported in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 29, 2020 (the “Form 20-F”).

By virtue of the fact that (i) GAS 58 is a wholly owned subsidiary of GASF, (ii) GAS Interholdco owns a majority of GASF’s voting shares, (iii) the GA Funds contributed the capital to GAS Interholdco to fund GASF’s purchases of the ADSs and may direct GAS Interholdco with respect to its shares of GASF, (iv) GAP (Bermuda) Limited is the general partner of GenPar Bermuda and GenPar Bermuda is the general partner of GAP Bermuda III and GAP Bermuda IV, (v) GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V, and is the general partner of GAPCO CDA and (vi) the members of the GA Management Committee control the investment decisions of GAP (Bermuda) Limited and GA LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GAS 58. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 7,150,000 ADSs, representing  14,300,000 underlying Class A Ordinary Shares, calculated on the basis of the number of Class A Ordinary Shares that may be acquired by the Reporting Persons within 60 days, or 5.6% of the Company’s issued and outstanding Class A Ordinary Shares.

By virtue of submitting the Updated Proposal, the Reporting Persons may be deemed to be members of a “group” with other Initial Consortium Members that own Class A Ordinary Shares or Class B Ordinary Shares pursuant to Section 13(d) of the Exchange Act as a result of entering into the Exclusivity Letter. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by any other reporting person(s) or other Initial Consortium Members. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares or any Class B Ordinary Shares of the Company that are beneficially owned by any other reporting person(s) or other Initial Consortium Members. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s) or other Initial Consortium Members.

Based on the Form 20-F, the Founder beneficially owns 1,008,514 Class A Ordinary Shares and 29,590,120 Class B Ordinary Shares, which represents approximately 10.2% of the total number of ordinary shares (including the number of ordinary shares underlying share incentive awards exercisable by the Founder within 60 days of March 31, 2020) reported to be outstanding in the Form 20-F, and voting power of approximately 42.0%.

Accordingly, in the aggregate, the Reporting Persons and other Initial Consortium Members may be deemed to beneficially own 15,308,514 Class A Ordinary Shares and 29,590,120 Class B Ordinary Shares, which, in accordance with Rule 13d-3(d)(1)(i), represents approximately 15.8% of the total number of Class A Ordinary Shares (including the number of Class B Ordinary Shares owned by the Founder treated as converted into Class A Ordinary Shares) reported to be outstanding in the Form 20-F.

(b)          Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the  14,300,000 Class A Ordinary Shares that may be deemed to be beneficially owned by each of them.

(c)          To the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d)          No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)          Not applicable

CUSIP No. 31680Q104	SCHEDULE 13D	Page 17 of 19

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and replaced with the following:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the members of the GA Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of ADSs held of record by GASF as well as such other action taken on behalf of the Reporting Persons with respect to the ADSs held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on June 23, 2017 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

On April 30, 2020, GASF and the other Initial Consortium Members entered into an Exclusivity Letter described in Item 4 of this Statement, and which is attached hereto as Exhibit 99.2.

On April 30, 2020, GASF and the other Initial Consortium Members delivered to the Company the Updated Proposal described in Item 4 of this Statement, and which is attached hereto as Exhibit 99.3.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 99.1	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 99.2	Exclusivity Letter, dated April 30.2020.

Exhibit 99.3	Updated Proposal, dated April 30, 2020.

CUSIP No. 31680Q104	SCHEDULE 13D	Page 18 of 19

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2020.

GENERAL ATLANTIC SINGAPORE 58 PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE FUND PTE. LTD.

By:	/s/ Ong Yu Huat
	Name:	Ong Yu Huat
	Title:	Director

GENERAL ATLANTIC SINGAPORE INTERHOLDCO LTD.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Director

GENERAL ATLANTIC PARTNERS (BERMUDA) III, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner
By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 31680Q104	SCHEDULE 13D	Page 19 of 19

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC., its General Partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Level 19, Birla Aurora Dr. Annie Besant Road Worli, Mumbai 400 030 India	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Robbert Vorhoff	55 East 52nd Street 33rd Floor New York, New York 10055	United States

Directors of General Atlantic Singapore 58 Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia
Izkandar Edward Heylett	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia

Directors of General Atlantic Singapore Fund Pte. Ltd.
(as of the date hereof)

Name	Business Address	Citizenship
Ong Yu Huat	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia
Izkandar Edward Heylett	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	Malaysia

Directors of General Atlantic Singapore Interholdco Ltd.
(as of the date hereof)

Name	Business Address	Citizenship
J. Frank Brown	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Michael Gosk	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 33rd Floor New York, New York 10055	United States